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[ROCKWELL MEDICAL TECHNOLOGIES, INC. LOGO]


COMPANY PRESS RELEASE

                                          Contact:  Thomas Klema  (248) 960-9009

ROCKWELL MEDICAL TECHNOLOGIES, INC. COMPLETES WARRANT EXCHANGE OFFER

WIXOM, MICHIGAN, December 6, 2005 - Rockwell Medical Technologies, Inc. (Nasdaq:
RMTI), a leading, innovative dialysis products manufacturer serving the healthcare industry, announced today that it completed its warrant exchange offer.

Warrant holders exchanged 3,270,303 warrants, or approximately 90% of the old warrants. The new warrant (Cusip no. 774374-12-8) is traded on the Nasdaq Exchange under the symbol RMTIZ (Nasdaq:RMTIZ).

Both the old warrant (Nasdaq: RMTIW) and the new warrant (Nasdaq:RMTIZ) will expire on January 26, 2006.

The new warrants have an exercise price of $3.90 per Common Share. Rockwell expects it could raise gross proceeds of approximately $12,750,000 if all of the new warrants are exercised by their expiration on January 26, 2006.

Rockwell intends to use the majority of any net proceeds to obtain FDA approval for its proprietary iron-delivery product. If Rockwell obtains FDA approval, Rockwell expects its proprietary iron-delivery product to compete for the estimated $300,000,000 U.S. market for iron therapy for dialysis patients.

Rockwell also anticipates using a portion of any proceeds for the expansion of its business including additional working capital and may include expansion of its production and distribution network.

Rockwell reported sales growth of 61% and earnings per share of $.04 in the first three quarters of 2005.

Rockwell Medical Technologies, Inc. is an innovative leader in manufacturing, marketing and delivering high-quality dialysis solutions, powders and ancillary products that improve the quality of care for dialysis patients. Dialysis is a process that duplicates kidney function for those patients whose kidneys have failed to work properly and suffer from chronic kidney failure, a condition also known as end stage renal disease (ESRD). There are an estimated 350,000 dialysis patients in the United States and the incidence of ESRD has experienced an average annual increase of approximately 6%-8% over the last decade. Rockwell's products are used to cleanse the ESRD patient's blood and replace nutrients in the bloodstream. Rockwell offers the proprietary Dri-Sate(R) Dry Acid Concentrate Mixing System, RenalPure(R) Liquid Acid Concentrate, SteriLyte(R) Liquid Bicarbonate Concentrate, RenalPure(R) Powder Bicarbonate Concentrate, Blood Tubing Sets, Fistula Needles and a wide range of ancillary dialysis items. Rockwell is currently in the process of developing and gaining FDA approval of a proprietary iron-delivery product which will be administered to dialysis patients via dialysate. Visit Rockwell's website at www.rockwellmed.com for more information.

Certain statements in this press release constitute "forward-looking statements". These statements include statements regarding the amount of expected proceeds from the exercise of warrants, the use of those proceeds, and Rockwell's expectations with respect to its' iron-delivery product. These forward-looking statements reflect management's expectations and are based upon currently available information. Management of Rockwell believes the expectations reflected in the forward-looking statements made in this press release are based upon reasonable assumptions. However, certain factors could occur that might cause actual results to vary. These include, but are not limited to, the market price of Rockwell's common shares not exceeding the exercise price of the new warrants, the failure of warrant holders to exercise their warrants, the failure of Rockwell to obtain FDA approval of its iron-delivery product, general economic conditions, economic conditions in the hemodialysis industry, competitive factors and other factors discussed in Rockwell's reports and registrations statements filed with the Securities and Exchange Commission. The forward-looking statements should be considered in light of these risks and uncertainties.